SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of the Issuer)

Hollywood Entertainment Corporation

Hollywood Merger Corporation

Carso Holdings Corporation

Green Equity Investors IV, L.P.

GEI Capital IV, LLC

Leonard Green & Partners, L.P.

Mark J. Wattles

F. Bruce Giesbrecht

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Donald Ekman	John M. Baumer
Hollywood Entertainment Corporation	Carso Holdings Corporation
9725 S.W. Peyton Lane	11111 Santa Monica Boulevard, Suite 2000
Wilsonville, Oregon 97070	Los Angeles, California 90025
Telephone: (503) 570-1600	Telephone: (310) 954-0444

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Robert J. Moorman, Esq.	Howard A. Sobel, Esq.
Stoel Rives LLP	Latham & Watkins LLP
Standard Insurance Center	885 Third Avenue
900 S.W. Fifth Avenue, Suite 2600	New York, New York 10022
Portland, Oregon 97204-1268	Telephone: (212) 906-1200
Telephone: (503) 224-3380

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$656,958,920	$77,324.06

*	For purposes of calculating the filing fee only, the filing fee was determined by adding (a) the product of (i) the 60,915,139 shares of common stock of Hollywood Entertainment Corporation that are proposed to be acquired in the merger and (ii) the merger consideration of $10.25 per share of common stock, plus (b) $32,578,745 payable to holders of options to purchase shares of common stock in exchange for the cancellation of such options. The amount of the filing fee, calculated in accordance with Fee Rate Advisory #6 for Fiscal Year 2005 (Updated), equals $117.70 per million of the aggregate merger consideration calculated pursuant to the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $77,324.06

Form or Registration No: Schedule 14A File No. 000-21824

Filing Party: Hollywood Entertainment Corporation

Date Filed: April 23, 2004

SCHEDULE 13E-3

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on April 23, 2004, is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by Hollywood Entertainment Corporation (“Hollywood”), Hollywood Merger Corporation (“Hollywood Merger”), Carso Holdings Corporation (“Carso”), Green Equity Investors IV, L.P. (“GEI”), GEI Capital IV, LLC (“Green Capital”), Leonard Green & Partners, L.P. (“LGP”), Mark J. Wattles and F. Bruce Giesbrecht.

ITEM 15.	ADDITIONAL INFORMATION.

(b) By a Termination Agreement dated January 9, 2005 (the “Termination Agreement”), among Hollywood, LGP, Green Capital, GEI, Carso and Hollywood Merger, and related documents, Hollywood terminated the Amended and Restated Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), by and among Hollywood, Carso and Hollywood Merger. A copy of the Termination Agreement is set forth as Exhibit (d)(1) hereto. A copy of Hollywood’s January 10, 2005 press release announcing its termination of the Merger Agreement is set forth as Exhibit (a)(5) hereto.

ITEM 16.	EXHIBITS.

(a	)(5)	Press Release issued by Hollywood Entertainment Corporation on January 10, 2005 (incorporated herein by reference to the Current Report on Form 8-K filed by Hollywood with the Securities and Exchange Commission on January 11, 2005)

(d	)(1)	Termination Agreement dated January 9, 2005 among Hollywood, LGP, Green Capital, GEI, Carso and Hollywood Merger

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: January 24, 2005

HOLLYWOOD ENTERTAINMENT CORPORATION

By:	/s/ TIMOTHY R. PRICE
Name:	Timothy R. Price
Title:	Chief Financial Officer

CARSO HOLDINGS CORPORATION

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

HOLLYWOOD MERGER CORPORATION

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

GREEN EQUITY INVESTORS IV, L.P.

By:	GEI CAPITAL IV, LLC
Its:	General Partner

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

GEI CAPITAL IV, LLC

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

LEONARD GREEN & PARTNERS, L.P.

By:	LGP Management, Inc.
Its:	General Partner

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Vice President

/s/ MARK J. WATTLES
MARK J. WATTLES

/s/ F. BRUCE GIESBRECHT
F. BRUCE GIESBRECHT